

Mail Stop 3720

December 29, 2016

Christopher French
Chief Executive Officer
Shenandoah Telecommunications Company
500 Shentel Way
Edinburg, VA 22824

> **Re:** **Shenandoah Telecommunications Company**
> **Form 10-K for Fiscal Year End December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 7, 2016**
> **File No. 000-09881**

Dear Mr. French:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operation
Non-GAAP Financial Measure, page 42

> We note you adjust your GAAP accrual of the Sprint management fee to arrive at Adjusted OIBDA and Continuing OIBDA. Please note that Question 100.04 of the updated Compliance and Disclosure Interpretations on non-GAAP financial measures issued May 17, 2016 specifically states that non-GAAP measures that substitute individually tailored recognition and measurement methods for any financial statement line item for those of GAAP could violate Rule 100(b) of Regulation G. Please tell us how your presentation of Adjusted OIBDA and Continuing OIBDA here and in your quarterly earnings release is consistent with this guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, Terry French, Accounting Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications